As filed with the Securities and Exchange Commission on June 20, 2008

Registration No. 333-151578

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CSK Auto Corporation

(Name of Subject Company (Issuer))

O’Reilly Automotive, Inc.

and

OC Acquisition Company

An Indirect Wholly-Owned Subsidiary of

O’Reilly Automotive, Inc.

(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

125965103

(CUSIP Number of Class of Securities)

Greg Henslee

Chief Executive Officer and Co-President

O’Reilly Automotive, Inc.

233 South Patterson

Springfield, Missouri 65802

(417) 862-6708

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the filing person)

with a copy to:

Peter C. Krupp, Esq.

Kimberly A. deBeers, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

333 West Wacker Drive

Chicago, IL 60606

(312) 407-0700

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$17,149.58	Filing Party:	O’Reilly Automotive, Inc.
Form or Registration No.:	S-4	Date Filed:	June 11, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (this “Schedule TO”) relating to the offer by OC Acquisition Company, a Delaware corporation (“OC Acquisition”) and an indirect wholly-owned subsidiary of O’Reilly Automotive, Inc., a Missouri corporation (“O’Reilly”), for each outstanding share of common stock, par value $0.01 per share (the “Common Stock”), including the associated common stock purchase rights, of CSK Auto Corporation, a Delaware corporation (“CSK”), in exchange for (i) between 0.3673 and 0.4285 of a share of common stock of O’Reilly and (ii) $1.00 in cash, subject to possible reduction, as described below, on the terms and conditions contained in the Prospectus, dated June 11, 2008 (the “Prospectus”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The number of shares of O’Reilly common stock received for each tendered share of Common Stock, together with the associated rights to purchase Common Stock issued pursuant to the Rights Agreement, dated February 4, 2008, between CSK and Mellon Investor Services LLC (“common stock purchase rights” and, together with the Common Stock, the “Shares”), will be determined based on an exchange ratio equal to $11.00 divided by the average of the reported closing sale prices of O’Reilly common stock for the five (5) consecutive trading days ending on and including the second trading day prior to the consummation of the offer and rounded to four decimal places; provided, however, that if such average closing sale price of O’Reilly stock is greater than $29.95, then the exchange ratio shall equal 0.3673, and if such average closing sale price is less than $25.67, then the exchange ratio shall equal 0.4285. The $1.00 in cash received per Share will be subject to reduction for costs in excess of $3,000,000, if any, incurred by CSK associated with obtaining any necessary waivers or consents under CSK’s credit agreements prior to the completion of the Offer. CSK has indicated to O’Reilly that, as of the date of the Prospectus, CSK does not anticipate obtaining any waivers or consents under its credit agreements prior to the anticipated completion of the Offer.

The Offer is made pursuant to the Agreement and Plan of Merger, dated as of April 1, 2008 (as amended, the “Merger Agreement”), among O’Reilly, OC Acquisition and CSK, which contemplates the merger of OC Acquisition with and into CSK (the “Merger”) following the consummation of the Offer. If necessary to preserve the intended treatment of the Offer and the Merger as a tax-free reorganization for United States federal income tax purposes, O’Reilly will cause CSK to merge, immediately after the Merger, with and into a direct, wholly-owned, limited liability company subsidiary of O’Reilly that is treated as a disregarded entity for United States federal income tax purposes. O’Reilly has filed a registration statement with the Securities and Exchange Commission (the “SEC”) on Form S-4 relating to the O’Reilly Shares to be issued to the stockholders of CSK (other than O’Reilly) in the Offer and the Merger (the “Registration Statement”).

The terms and conditions of the Offer and the Merger are set forth in the Prospectus and in the related Letter of Transmittal, copies of which are Exhibits (a)(1) and (a)(2) hereto, respectively.

All of the information set forth in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto filed with the SEC by O’Reilly, is hereby incorporated by reference in response to all items in this Schedule TO, except as otherwise set forth below.

Item 1.	Summary Term Sheet.

Summary Term Sheet. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Offer” and “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address. The subject company is CSK Auto Corporation, and its principal executive office is located at 645 E. Missouri Avenue, Suite 400, Phoenix, AZ 85012. Its telephone number at such office is (602) 265-9200.

(b)	Securities. As of June 17, 2008, there were 44,054,011 shares of common stock, par value $0.01 per share, of CSK issued and outstanding.

(c)	Trading Market and Price. The information set forth in the section of the Prospectus entitled “Comparative Per Share Market Price and Dividend Information” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b), (c)	The information set forth in the sections of the Prospectus entitled “Information With Respect to O’Reilly and OC Acquisition,” “Where You Can Find Additional Information” and “Annex C – Information Concerning Directors and Executive Officers of O’Reilly and OC Acquisition” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)	Material Terms. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Offer,” “Summary,” “The Offer,” “The Merger Agreement,” “Comparison of Rights of Holders of O’Reilly Common Stock and CSK Common Stock” and “Certain Effects of the Offer” is incorporated herein by reference

(a)(2)	Mergers or Similar Transactions. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Offer,” “Summary,” “Background and Reasons for the Offer and the Merger,” “The Offer,” “The Merger Agreement,” “Comparison of Rights of Holders of O’Reilly Common Stock and CSK Common Stock” and “Certain Effects of the Offer” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b)	Transactions, Significant Corporate Events. The information set forth in the sections of the Prospectus entitled “Background and Reasons for the Offer and the Merger,” “The Merger Agreement” and “Interests of Certain Persons in the Offer and the Merger” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Offer,” “Background and Reasons for the Offer and the Merger” and “Certain Effects of the Offer” is incorporated herein by reference.

(c)(1)-(7)	Plans. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Offer,” “Background and Reasons for the Offer and the Merger,” “The Offer,” “The Merger Agreement,” “Comparison of Rights of Holders of O’Reilly Common Stock and CSK Common Stock” and “Certain Effects of the Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b), (d)	The information set forth in the sections of the Prospectus entitled “Certain Effects of the Offer – Financing of the Offer and the Merger” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a), (b)	Securities Ownership, Securities Transactions. The information set forth in the section of the Prospectus entitled “Interests of Certain Persons in the Offer and the Merger – Interests of O’Reilly in the Offer” is incorporated by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. The information set forth in the section of the Prospectus entitled “Certain Effects of the Offer – Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a)	Financial Information. The financial information set forth in O’Reilly’s Annual Report on Form 10-K for the year ended December 31, 2007, in O’Reilly’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 and the section of the Prospectus entitled “Additional Information – Where You Can Find Additional Information” is incorporated herein by reference.

(b)	Pro Forma Information. The information set forth in the section of the Prospectus entitled “Selected Unaudited Pro Forma Condensed Combined Financial Data” is incorporated herein by reference.

Item 11.	Additional Information.

(a)	Agreement, Regulatory Requirements and Legal Proceedings. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Offer,” “Summary,” “Background and Reasons for the Offer and the Merger,” “The Offer,” “Certain Legal Matters,” “Interests of Certain Persons in the Offer and the Merger,” “The Merger Agreement” and “Certain Effects of the Offer” is incorporated herein by reference.

(b)	Other Material Information. The information set forth in the Prospectus and the related Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)	Prospectus relating to shares of O’Reilly to be issued in the Offer and the Merger, dated June 11, 2008 (incorporated by reference to O’Reilly’s Registration Statement on Form S-4 filed on June 11, 2008 as amended on June 20, 2008 (the “S-4”)).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the S-4).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the S-4).

(a)(4)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.3 to the S-4).

(a)(5)	Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees (incorporated by reference to Exhibit 99.4 to the S-4).

(a)(6)	Form of Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients (incorporated by reference to Exhibit 99.5 to the S-4).

(a)(7)	Summary Advertisement as published in The Wall Street Journal on June 11, 2008 (incorporated by reference to Exhibit 99.6 to the S-4).

(a)(8)	O’Reilly press release, dated April 1, 2008 (incorporated by reference to Exhibit 99.1 to O’Reilly’s Current Report on Form 8-K, filed on April 1, 2008).

(a)(9)	O’Reilly Transcript of Investor Call Concerning the Acquisition of CSK Corporation by O’Reilly (incorporated by reference to Exhibit 99.2 to O’Reilly’s Current Report on Form 8-K, filed on April 1, 2008).

(a)(10)	O’Reilly press release, dated April 18, 2008 (incorporated by reference to Exhibit 99.2 to O’Reilly’s Current Report on Form 8-K, filed on April 22, 2008).

(b)	Amended and Restated Commitment Letter, dated as of April 1, 2008, between O’Reilly, Banc of America Securities LLC, Bank of America, N.A., Lehman Commercial Paper Inc., Lehman Brothers Commercial Bank, and Lehman Brothers Inc (incorporated by reference to Exhibit (b) of O’Reilly’s Schedule TO filed on June 11, 2008).

(d)(1)	Agreement and Plan of Merger, dated as of April 1, 2008, by and among O’Reilly, CSK and OC Acquisition (incorporated by reference to Exhibit 2.1 to the S-4).

(g)	None.

(h)(1)	Opinion of Gibson, Dunn & Crutcher LLP as to tax matters (incorporated by reference to Exhibit 8.1 to the S-4).

(h)(2)	Opinion of Skadden Arps, Slate, Meagher & Flom LLP as to tax matters (incorporated by reference to Exhibit 8.2 to the S-4).

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Thomas McFall
Name: Thomas McFall Title: Chief Financial Officer

Date: June 20, 2008

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)	Prospectus relating to shares of O’Reilly to be issued in the Offer and the Merger, dated June 11, 2008 (incorporated by reference to O’Reilly’s Registration Statement on Form S-4 filed on June 11, 2008 as amended on June 20, 2008 (the “S-4”)).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the S-4).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the S-4).

(a)(4)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.3 to the S-4).

(a)(5)	Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees (incorporated by reference to Exhibit 99.4 to the S-4).

(a)(6)	Form of Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients (incorporated by reference to Exhibit 99.5 to the S-4).

(a)(7)	Summary Advertisement as published in The Wall Street Journal on June 11, 2008 (incorporated by reference to Exhibit 99.6 to the S-4).

(a)(8)	O’Reilly press release, dated April 1, 2008 (incorporated by reference to Exhibit 99.1 to O’Reilly’s Current Report on Form 8-K, filed on April 1, 2008).

(a)(9)	O’Reilly Transcript of Investor Call Concerning the Acquisition of CSK Corporation by O’Reilly (incorporated by reference to Exhibit 99.2 to O’Reilly’s Current Report on Form 8-K, filed on April 1, 2008).

(a)(10)	O’Reilly press release, dated April 18, 2008 (incorporated by reference to Exhibit 99.2 to O’Reilly’s Current Report on Form 8-K, filed on April 22, 2008).

(b)	Amended and Restated Commitment Letter, dated as of April 1, 2008, between O’Reilly, Banc of America Securities LLC, Bank of America, N.A., Lehman Commercial Paper Inc., Lehman Brothers Commercial Bank, and Lehman Brothers Inc (incorporated by reference to Exhibit (b) of O’Reilly’s Schedule TO filed on June 11, 2008).

(d)(1)	Agreement and Plan of Merger, dated as of April 1, 2008, by and among O’Reilly, CSK and OC Acquisition (incorporated by reference to Exhibit 2.1 to the S-4).

(g)	None.

(h)(1)	Opinion of Gibson, Dunn & Crutcher LLP as to tax matters (incorporated by reference to Exhibit 8.1 to the S-4).

(h)(2)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to tax matters (incorporated by reference to Exhibit 8.2 to the S-4).